QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99.2

news release

NORANDA TO WEBCAST THIRD QUARTER 2004 FINANCIAL RESULTS
CONFERENCE CALL

        TORONTO, ONTARIO, October 5, 2004 — Noranda Inc. announced today that it will host a live, internet webcast presentation for shareholders and investors on Thursday October 28, 2004 at 8:30 a.m. EDT, to review its third quarter 2004 financial and operating results. The results for the Company will be released via CCNMatthews on Thursday October 28, 2004 ahead of the market opening.

        During the meeting, senior management from the Company will review third quarter financial and operating results. The live, interactive webcast and slide presentation will be accessible via www.noranda.com under the "For Investors" section.

        If you are unable to participate during the live webcast, the call will be archived on Noranda's website at www.noranda.com.

        Noranda Inc. is a leading copper and nickel company with investments in fully-integrated zinc and aluminum assets. It employs 15,000 people at its operations and offices in 18 countries.

For further information:
Denis Couture
Vice-President, Investor Relations, Communications & Public Affairs
(416) 982-7020
denis.couture@toronto.norfalc.com
www.noranda.com

QuickLinks

  Exhibit 99.2